SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          GRUPO IUSACELL, S.A. DE C.V.
                          ----------------------------
                       (Name of Subject Company (Issuer))

                           MOVIL ACCESS, S.A. DE C.V.
                           --------------------------
                       (Name of Filing Persons (Offerors))

                           AMERICAN DEPOSITARY SHARES
            (EACH REPRESENTING 100 SHARES OF SERIES V CAPITAL STOCK)
            --------------------------------------------------------
                         (Title of Class of Securities)

                                 40050B209(ADSs)
                           --------------------------
                      (CUSIP Number of Class of Securities)

                                    Secretary
                           Movil Access, S.A. de C.V.
                                 Av. Insurgentes
                             sur 3696 y Calle Nueva
                               Calonia Pena Pobre
                                 Mexico DF 14260
                              011 (52-55) 5447-8900
                          ----------------------------

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                             Patrick J. Dooley, Esq.
                            Steven H. Scheinman, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000

                            CALCULATION OF FILING FEE

                 Transaction
                  Valuation                     Amount of Filing Fee
                 -----------                    --------------------


                 Not Applicable                    Not Applicable


[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [x] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                 [LOGO OMITTED]

                             MOVIL@CCESS TO ACQUIRE
                                 GRUPO IUSACELL

            -- US$10 Million Purchase Price for 100% of its Equity --


FOR IMMEDIATE RELEASE
---------------------

     Mexico City, June 13, 2003 - Movil@ccess, S.A. de C.V., a Mexican telecommunications service provider, subsidiary of Biper, S.A. de C.V. (BMV:MOVILAB), a company part of Grupo Salinas, announced today that it has agreed to make an offer to acquire 100% of the capital stock of Grupo Iusacell, S.A de C.V. (BMV:CEL; NYSE:CEL), a provider of wireless communications in Mexico, for US$10 million.

     The stock of Grupo Iusacell is traded on the Mexican Stock Exchange and the New York Stock Exchange. Verizon Communications (NYSE:VZ) and Vodafone Americas B.V. currently own 39.4% and 34.5% of Grupo Iusacell, respectively, and the remaining capital stock is held by public investors in Mexico and in the U.S.

     Movil@ccess has agreed with Verizon and Vodafone Americas to commence tender offers in Mexico and the U.S. for all of the outstanding Class A and Class V capital stock of Grupo Iusacell (including the American Depositary Shares comprised of Series V shares), and Vodafone and Verizon have agreed to tender their shares into the Mexican offer. Movil@ccess will offer, in the Mexican offer, a price equal to Ps 0.05712180 per Series A share and Ps
0.05712180 per Series V share (or the dollar equivalent) and, in the U.S. offer, the dollar equivalent of Ps 5.712180 per ADS. The offers will be commenced once the Mexican tender offer has been approved by the Mexican National Securities and Banking Commission (Comision Nacional Bancaria y de Valores), which is expected by mid-July.

     "We envision that continued dynamism in the underserved Mexican wireless telephony market--an economic sector that is vital for the global competitiveness of Mexico--together with the ample telecommunications infrastructure of Iusacell and a solid business model going forward will permit us to complete a successful turnaround benefiting Iusacell's stakeholders," stated Ricardo B. Salinas, President of the Board of Directors of Biper. Movil@ccess anticipates commencing a constructive dialogue with all of Iusacell's stakeholders in the near future.

     THIS PRESS RELEASE IS FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY SHARES AND AMERICAN DEPOSITARY SHARES OF GRUPO IUSACELL WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT WILL BE FILED WITH THE MEXICAN NATIONAL SECURITIES AND BANK COMMISSION UPON COMMENCEMENT OF THE MEXICAN OFFER AND WITH THE SECURITIES AND EXCHANGE COMMISSION UPON COMMENCEMENT OF THE U.S. OFFER. HOLDERS SHOULD READ THESE MATERIALS CAREFULLY WHEN AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION INCLUDING THE TERMS AND CONDITIONS OF THE OFFERS. HOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIAL WITH RESPECT TO THE U.S. TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM MOVILACCESS.

Company Profile
---------------

     Grupo Salinas is a group of Mexican companies owned or controlled by the family of Ricardo B. Salinas Pliego. Grupo Salinas includes TV Azteca, Elektra, Unefon, Biper, Todito.com, Telecosmo and Movil@ccess. Movil@ccess and Biper are in the telecommunication service provider business.

Further Information:

                            Mariluz Calafell Salgado
                     Director of Finance and Administration
                               BIPER, S.A. de C.V.
                               011-52-55-5447-6183

                                  Hector Romero
                               Investor Relations
                                  Grupo Salinas
                               011-52-55 3099-0060